Exhibit 99.7

English translation for information purposes only

GALAPAGOS

Limited Liability Company

Generaal De Wittelaan L11 A3, 2800 Mechelen, Belgium

Company number: 0466.460.429

RLE Antwerp (division Mechelen)

(the “Company”)

Special report of the board of directors in accordance with

Article 604 of the Belgian Companies Code

Dear shareholders,

In accordance with the provisions of article 604 of the Belgian Companies Code, the board of directors of Galapagos NV (the “Company” or “Galapagos”) has the honor to report, in this special report, on the proposals that shall be made to the extraordinary shareholders’ meeting to be convened on 25 April 2017 (or on 22 May 2017 should the required quorum not be achieved at the first meeting) to renew and increase the authorizations to the board of directors to increase the share capital of Galapagos in the framework of the authorized capital.

1	Background

The extraordinary shareholders’ meeting of 29 March 2005 has authorized the board of directors to increase the share capital of the Company. This authorization was granted for a period of 5 years. It has been renewed and increased by the extraordinary shareholders’ meetings of 6 January 2006, 24 April 2007, 2 June 2009, and 23 May 2011. This authorization was most recently renewed by the extraordinary shareholders’ meeting of 26 April 2016, for a period of 5 years.

Under the current authorization, the share capital of the Company can be increased with maximum 20% compared to the share capital at the date of the convocation for the extraordinary shareholders’ meeting of 26 April 2016, which was €49,726,531.42. Assuming that all warrants offered under Galapagos’ Warrant Plan 2016 (B) will be accepted by their beneficiary, a total amount of €4,242,792.50 of the authorized capital has been used at the date of this report.

2	Proposals to renew and increase the authorized capital

2.1	Summary of proposals

The board of directors proposes to (i) renew (and increase) the authorization for it to increase the share capital of the Company and (ii) introduce a tiered system of authorizations, subject to certain specific conditions of use:

•	authorization to increase the share capital with an amount of up to 20% of the current share capital (see section 2.2 below);

•	additional authorization to increase the share capital with an amount of up to 33% of the current share capital, provided that all independent directors vote in favour of such increase and that the increase relates to one of four specific situations (see section 2.3below).

Both of these authorizations would be valid for a 5-year term and could only be used if no public takeover bid is ongoing (i.e. non-defensive use only).

2.2	Renewal of authorized capital up to 20% of share capital

In accordance with the provisions of article 604 of the Belgian Companies Code, the board of directors proposes to the extraordinary shareholders’ meeting to be authorized for a period of five years to increase the share

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English translation for information purposes only

capital in one or several times with an amount of up to 20% of the current share capital, provided that the Company has not been notified of a public takeover bid for its shares at the time of such increase. In particular, the board of directors proposes to amend the relevant section in the temporary provisions of the articles of association of the Company as follows:

“Authorized capital

The board of directors has been granted the authority to increase the share capital of the Company, in accordance with articles 603 to 608 of the Companies Code, in one or several times, to the extent set forth hereafter. This authorization is valid for a period of five years from the date of publication of this authorization in the Annexes to the Belgian State Gazette.

Without prejudice to more restrictive rules set forth by law, the board of directors can increase the share capital of the Company in one or several times with an amount of up to €[●], i.e. 20% of the share capital at the time of the convening of the shareholders’ meeting granting this authorization. In accordance with article 607 of the Companies Code, the board of directors cannot use the aforementioned authorization after the Financial Services and Markets Authority (FSMA) has notified the Company of a public takeover bid for the Company’s shares.

The capital increases within the framework of the authorized capital may be achieved by the issuance of shares (with or without voting rights, and as the case may be in the context of a warrant plan for the Company’s or its subsidiaries’ personnel, directors and/or independent consultants), convertible bonds and/or warrants exercisable by contributions in cash or in kind, with or without issuance premium, and also by the conversion of reserves, including issuance premiums. Aforementioned warrant plans can provide that, in exceptional circumstances (among others in the event of a change in control of the Company or decease), warrants can be exercised before the third anniversary of their award, even if the beneficiary of such warrants is a person referred to in article 520ter, 524bis or 525 of the Belgian Companies Code.

When increasing the share capital within the limits of the authorized capital, the board of directors may, in the Company’s interest, restrict or cancel the shareholders’ preferential subscription rights, even if such restriction or cancellation is made for the benefit of one or more specific persons other than the employees of the Company or its subsidiaries.

The board of directors can ask for an issuance premium when issuing new shares in the framework of the authorized capital. If the board of directors decides to do so, such issuance premium is to be booked on a non-available reserve account that can only be reduced or transferred by a decision of the shareholders’ meeting adopted in the manner required for amending the articles of association.

The board of directors is authorized to bring the Company’s articles of association in line with the capital increases which have been decided upon within the framework of the authorized capital, or to instruct a notary public to do so.”

2.3	Renewal and increase of authorized capital up to 33% of share capital

In accordance with the provisions of article 604 of the Belgian Companies Code, the board of directors proposes to the extraordinary shareholders’ meeting to be authorized for a period of five years to increase the share capital in one or several times with an amount of up to 33% of the current share capital in the specific circumstances set forth below and provided that (i) the Company has not been notified of a public takeover bid for its shares at the time of such increase and (ii) all independent directors of the Company approve such increase. In particular, the board of directors proposes to amend the relevant section in the temporary provisions of the articles of association of the Company as follows:

“Use of authorized capital in specific circumstances

The board of directors has been granted the authority to increase the share capital of the Company, in accordance with articles 603 to 608 of the Companies Code, in one or several times, to the extent set forth hereafter. This authorization is valid for a period of five years from the date of publication of this authorization in the Annexes to the Belgian State Gazette.

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English translation for information purposes only

Without prejudice to more restrictive rules set forth by law, but also without prejudice to any other less restrictive authorizations granted by the extraordinary shareholders’ meeting of [date of this meeting] 2017, the board of directors can increase the share capital of the Company in one or several times with an amount up to €[●], i.e. 33% of the share capital at the time of the convening of the shareholders’ meeting granting this authorization, upon a resolution of the board of directors that all independent directors (within the meaning of article 526ter of the Companies Code) approved and relating to (i) the entire or partial financing of a transaction through the issue of new shares of the Company, whereby “transaction” is defined as an acquisition (in shares and/or cash), a corporate partnership, or an in-licensing deal, (ii) the issue of warrants in connection with Company’s remuneration policy for its and its subsidiaries’ employees, directors and independent advisors, (iii) the financing of the Company’s research and development programs or (iv) the strengthening of the Company’s cash position. In accordance with article 607 of the Companies Code, the board of directors cannot use the aforementioned authorization after the Financial Services and Markets Authority (FSMA) has notified the Company of a public takeover bid for the Company’s shares. The maximum amount with which the share capital can be increased in the framework of the authorized capital as mentioned in this temporary provision of the articles of association, is to be reduced by the amount of any capital increase realized in the framework of the authorized capital as mentioned in the preceding temporary provision of the articles of association (if any).

The capital increases within the framework of the authorized capital may be achieved by the issuance of shares (with or without voting rights, and as the case may be in the context of a warrant plan for the Company’s or its subsidiaries’ personnel, directors and/or independent consultants), convertible bonds and/or warrants exercisable by contributions in cash or in kind, with or without issuance premium, and also by the conversion of reserves, including issuance premiums. Aforementioned warrant plans can provide that, in exceptional circumstances (among others in the event of a change in control of the Company or decease), warrants can be exercised before the third anniversary of their award, even if the beneficiary of such warrants is a person referred to in article 520ter, 524bis or 525 of the Belgian Companies Code.

When increasing the share capital within the limits of the authorized capital, the board of directors may, in the Company’s interest, restrict or cancel the shareholders’ preferential subscription rights, even if such restriction or cancellation is made for the benefit of one or more specific persons other than the employees of the Company or its subsidiaries.

The board of directors can ask for an issuance premium when issuing new shares in the framework of the authorized capital. If the board of directors decides to do so, such issuance premium is to be booked on a non-available reserve account that can only be reduced or transferred by a decision of the shareholders’ meeting adopted in the manner required for amending the articles of association.

The board of directors is authorized to bring the Company’s articles of association in line with the capital increases which have been decided upon within the framework of the authorized capital, or to instruct a notary public to do so.”

3	Specific circumstances and purposes for use of authorized capital

The board of directors is of the opinion that the renewal and increase of the authorized capital is necessary to meet the needs of the Company as a listed company that has made a public appeal on savings.

Especially with the Company being publicly listed on Euronext Brussels, Euronext Amsterdam and NASDAQ, the procedure of convening an extraordinary shareholders’ meeting for a capital increase is complex, expensive, and time consuming. This procedure can thus be incompatible with the fluctuations on the capital markets or with certain business opportunities that the Company would otherwise be able to take advantage of. The proposed authorizations would allow the board of directors to increase the Company’s share capital in those circumstances in which it would be undesirable, impossible or inopportune to convene an extraordinary shareholders’ meeting.

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English translation for information purposes only

Such situation could occur when the board of directors determines that the cash position of the Company needs to be strengthened within a relatively short timeframe to finance and support its research and development programs or to enable the Company to react to new research and development opportunities in a quick and flexible way. In addition, the Company may wish to finance certain transactions, such as acquisitions, corporate partnerships or in-licensing deals, wholly or partially with the issue of new shares or to permit one or more specific new shareholders to participate in its share capital. The convening of a shareholders’ meeting could in such circumstances e.g. lead to a premature announcement of the relevant transaction. With such (and other) transactions the board of directors shall aim for the continuous growth of the Company, where appropriate and/or possible by means of equity financing, and to strengthen the capital base of the Company by attracting strategic shareholders where possible.

The board of directors can also use the authorized capital to issue warrants in connection with the Company’s remuneration policy for its and its subsidiaries’ employees, directors and independent consultants.

Finally, the board of directors notes that the proposed authorizations set forth in sections 2.2 and 2.3 cannot be used after the Belgian Financial Services and Markets Authority (FSMA) has notified the Company of a public takeover bid for the shares of the Company.

Made and approved on 21 March 2017.

For the board of directors of the Company,

[Signed]		[Signed]
Name:	Onno van de Stolpe	Name:	Raj Parekh
Title:	Director	Title:	Director

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